

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Jeffrey Musser
Chief Executive Officer
Expeditors International of Washington, Inc.
3545 Factoria Blvd SE
Bellevue, WA 98006

> **Re: Expeditors International of Washington, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2023**
> **File No. 000-13468**

Dear Jeffrey Musser:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program